Exhibit 99.1

KANZHUN LIMITED Announces Board Change

BEIJING, May 22, 2025 -- KANZHUN LIMITED (“BOSS Zhipin” or the “Company”) (Nasdaq: BZ; HKEX: 2076), a leading online recruitment platform in China, today announced that Ms. Hongyu Liu has been appointed as an independent non-executive director of the Company and a member of the nomination committee.

Ms. Hongyu Liu, aged 52, is a financial expert with over 25 years of experience in the financial services industry. Ms. Liu currently serves as a managing director at Intermediate Capital Asia Pacific Limited, where she started her role in 2016. She previously served as a principal at TPG Capital, and held the position of vice president at Lazard China Limited. Her earlier career also includes over seven years at JP Morgan Chase, where she held various roles in the United States and Hong Kong, with her last position being a vice president.

Ms. Liu earned a Bachelor of Arts degree in finance from Renmin University of China, a Master of Arts in Law and Diplomacy from The Fletcher School of Tufts University, and an MBA from Tuck School of Business at Dartmouth College. She also serves on the International Board of Advisors at Tufts University. Ms. Liu is a Chartered Financial Analyst and is licensed under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”) as a representative to carry out Type 1 (dealing in securities) and Type 4 (advising on securities) regulated activities.

The Company would like to welcome Ms. Liu to the board. The Company believes that her expertise and experience will be a valuable asset to the Company’s development.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of The Stock Exchange of Hong Kong Limited, in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission and The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About KANZHUN LIMITED

KANZHUN LIMITED operates the leading online recruitment platform BOSS Zhipin in China. The Company connects job seekers and enterprise users in an efficient and seamless manner through its highly interactive mobile app, a transformative product that promotes two-way communication, focuses on intelligent recommendations, and creates new scenarios in the online recruiting process. Benefiting from its large and diverse user base, BOSS Zhipin has developed powerful network effects to deliver higher recruitment efficiency and drive rapid expansion.

For more information, please visit https://ir.zhipin.com.

For investor and media inquiries, please contact:

KANZHUN LIMITED

Investor Relations

Email: ir@kanzhun.com

In China：

PIACENTE FINANCIAL COMMUNICATIONS

Helen Wu

Tel: +86-10-6508-0677

Email: kanzhun@tpg-ir.com

In the United States:

PIACENTE FINANCIAL COMMUNICATIONS

Brandi Piacente

Phone: +1-212-481-2050

Email: kanzhun@tpg-ir.com

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